Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

May 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Donald Field

Re:	Galaxy Payroll Group Ltd

Amendment No. 9 to Registration Statement on Form F-1

Filed April 10, 2024

File No. 333-269043

Dear Mr. Fetterolf and Mr. Field,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated May 2, 2024 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Amendment No. 9 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 9 to Registration Statement on Form F-1 filed April 10, 2024

Industry, page 81

1.	Please update your discussion of industry data as of a more recent date, to the extent available. As examples, we note your disclosure that “the total employed population in the PRC was approximately 780.2 million in 2021 . . . ,” that “the share of GDP of the service industry has been steady, at around 41.8% in 2022,” and that “there were approximately 340,000 SMEs in Hong Kong with around 1.7 million employees, accounting for approximately 45% of total employment in Hong Kong as of May 2022.”

Response: In response to the Staff’s comment, the Company has updated the disclosure on pages 82, 83, 84 of the Amendment No. 10 to the Registration Statement on Form F-1 (“F-1/A No.10”) accordingly.

General

2.	Please advise (i) the circumstances under which the selling shareholders received the ordinary shares covered by the resale offering, as well as how long the selling shareholders have held such shares, (ii) why the resale offering is being registered at this time, (iii) whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements, (iv) how you determined the number of ordinary shares being registered in connection with the resale offering, and (v) how the selling shareholders were selected to participate in this resale offering (given the lock-up applicable to other principal shareholders), all with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s comment and respectfully note to the Staff the following:

Factor 1: the circumstances under which the selling shareholders received the ordinary shares covered by the resale offering, as well as how long the selling shareholders have held such shares

The three selling shareholders, i.e., New Basic Group Limited, who holds 640,000 shares, First Start International Limited, who holds 960,000 shares, and Dynamic Ally Investments Limited, who holds 640,000 shares, as disclosed in the F-1/A No.10, are all founding members who invested in the Company since its incorporation on August 2021 (the “Establishment”). All of them have held the shares since then.

Factor 2: why the resale offering is being registered at this time

The Selling Shareholders would like to have the flexibility to sell their shares upon the completion of the initial public offering (the “IPO”) for their personal financial planning need.

Factor 3: whether the resale offering is being registered at this time to satisfy any Nasdaq listing requirements

No. The Company believes it satisfies the Nasdaq listing requirements without the resale offering.

Factor 4: how you determined the number of ordinary shares being registered in connection with the resale offering

The number of ordinary shares registered for resale from the Selling Shareholders represents 100% of the shares they have held since the Establishment. The registration of these shares were requested by the Selling Shareholders.

Factor 5: how the selling shareholders were selected to participate in this resale offering (given the lock-up applicable to other principal shareholders)

As discussed under Factor 4, the request was made by three of the Company’s 14 founding shareholders. The Company has not received any such request for the rest founding shareholders.

In addition, the proposed resale is not to be underwritten by the underwriter. The Selling Shareholders have no relationship with the underwriter. We do not believe it is an indirect primary offering. Instead, it is appropriately characterized as a secondary offering under the guidance provided by the Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), considering the factors summarized above.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.